AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 1, 2004

                           REGISTRATION NO. 333-118286


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                                   QT 5, INC.

             (Exact Name of Registrant as Specified in Its Charter)



            DELAWARE                                     72-7148906
(State or Other Jurisdiction of                       (I.R.S. Employer
 Incorporation or Organization)                        Identification No.)


                            5655 LINDERO CANYON ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91362
                            TELEPHONE: (818) 338-1500

               (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                             STEVEN REDER, PRESIDENT
                                   QT 5, INC.
                            5655 LINDERO CANYON ROAD
                       WESTLAKE VILLAGE, CALIFORNIA 91362
                            TELEPHONE: (818) 338-1500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                          COPIES OF COMMUNICATIONS TO:
                             DARRIN M. OCASIO, ESQ.
                       Sichenzia Ross Friedman Ference LLP
                             1065 Avenue of Americas
                            New York, New York 10018
                            Telephone: (212) 930-9700
                           Telecopier: (212) 930-9725

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME, AT THE DISCRETION OF THE SELLING SHAREHOLDERS AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

======================================== =============== =================== ===================== =====================
                                                              PROPOSED             PROPOSED
 TITLE OF EACH CLASS OF SECURITIES TO     AMOUNT TO BE    MAXIMUM OFFERING    MAXIMUM AGGREGATE         AMOUNT OF
             BE REGISTERED                REGISTERED(1)    PRICE PER UNIT(2)    OFFERING PRICE(1)      REGISTRATION FEE
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Common Stock, $0.001 par value           1,758,528,942(3)     $ 0.0047          $8,265,086.03           $1,047,19
---------------------------------------- --------------- ------------------- --------------------- ---------------------
Common Stock, $0.001 par value               7,500,000(4)     $ 0.0047          $   35,250.00           $    4.47
---------------------------------------- --------------- ------------------- --------------------- ---------------------

                        TOTAL                                                                           $1,051.66*

======================================== =============== =================== ===================== =====================

*Previously paid.


(1) Includes shares of our common stock, par value $0.001 per share, which may be offered pursuant to this registration statement, which shares are issuable upon conversion of convertible notes and the exercise of warrants by the selling stockholders. We are also registering such additional shares of common stock as may be issued as a result of stock-splits, stock dividends and similar transactions pursuant to Rule 416. The number of shares of common stock registered hereunder represents a good faith estimate by us of the number of shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants. For purposes of estimating the number of shares of common stock to be included in this registration statement, we calculated 200% of the number of shares of our common stock issuable upon conversion of the convertible notes. Should the conversion ratio result in our having insufficient shares, we will not rely upon Rule 416, but will file a new registration statement to cover the resale of such additional shares should that become necessary.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) and Rule 457(g) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on August 12, 2004.

(3) Includes shares underlying convertible notes.

(4) Includes shares underlying warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2004


PROSPECTUS

                                   QT 5, INC.

                      1,766,028,942 SHARES OF COMMON STOCK

This prospectus covers the resale by selling shareholders of up to 1,766,028,942 shares of our common stock, $0.001 par value. The selling shareholders are offering:

      o 1,758,528,942 shares of common stock underlying our convertible notes; and

      o     7,500,000 shares of common stock underlying warrants.

The selling shareholders will sell in accordance with the terms described in the section of this prospectus titled "Plan of Distribution". We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our common stock is listed on the Over-The-Counter Bulletin Board. Our trading symbol is "QTFI."

AN INVESTMENT IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE OUR SECURITIES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING AT PAGE __.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


The date of this prospectus is September  __, 2004

                                TABLE OF CONTENTS

Where You Can Find More Information........................................  1

Forward-Looking Statements.................................................  2

Prospectus Summary.........................................................  3

Recent Developments........................................................  3

Risk Factors...............................................................  5

Use of Proceeds............................................................ 10

Selling Stockholder........................................................ 11

Plan of Distribution....................................................... 13

Description of Capital Stock............................................... 14

Legal Matters.............................................................. 15

Experts.................................................................... 15

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference rooms in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC' s website at www.sec.gov.

The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the documents listed below:


o Our transition report on Form 10-KSB for the year ended June 30, 2003, filed with the SEC on September 23, 2004 under file no. 000-25022.

o Our quarterly report on Form 10-QSB for the period ended March 31, 2004, filed with the SEC on May 14, 2004 under file no. 000-25022.

o Our quarterly report on Form 10-QSB for the period ended December 31, 2003, filed with the SEC on February 17, 2004 under file no. 000-25022.

o Our quarterly report on Form 10-QSB for the period ended September 30, 2003, filed with the SEC on November 12, 2003 under file no. 000-25022.



A copy of our above-mentioned reports are being delivered with this prospectus. You may request additional copies of these filings at no cost, by writing or telephoning us at the following address or phone number:

QT 5, Inc.
5655 Lindero Canyon Road
Westlake Village, California 91362
Telephone: (818) 338-1500

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

                           FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as "may," "should," "expect," "plan," "could," "anticipate," "intend," "believe," "estimate," "predict," "potential," "goal," or "continue" or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

                               PROSPECTUS SUMMARY

We are currently the licensee of various quick test devices and quantitative testing analyzers, which we are preparing to bring to market. In October 2003, we entered into a License Agreement of Intellectual Property with VMM, LLC. Under the License Agreement, we licensed the exclusive right, worldwide, to sell and distribute, under our brand name, all of the licensor's products including, but not limited to, specific point of care quick-test devices and quantitative testing analyzers to the retail, professional and governmental healthcare markets. These include an FDA cleared urine specimen drug screening test and a disease testing target system platform to identify Rubella, Herpes, Roravirus, Strep Group A, Infectious Mononucleosis, Myoglobin, CK-MB, Cardiac Troponin and Pregnancy. In addition, we are preparing to submit an HIV 1&2 test phase 3 application for clearance by the FDA. Future plans include the submission of tests for Hepatitis, Prostate PSA count, West Nile Virus and SARS to the FDA for clearance.

In addition, we market and sell our Xact Aid line of first aid products for minor injuries. Current Xact Aid Products include wound-specific First Aid Packs for insect bites, minor burns, burns, scrapes, cuts and sprains which provide materials to clean, treat, dress and maintain a specific type of minor injury.

We have incurred losses and experienced negative operating cash flow since our formation. For our fiscal years ended June 30, 2003 and 2002, we had net losses of ($6,410,216) and ($3,775,560), respectively. We expect to continue to incur significant expenses. Our operating expenses have been and are expected to continue to outpace revenues and result in significant losses in the near term. We may never be able to reduce these losses, which will require us to seek additional debt or equity financing.

We maintain our principal offices at 5655 Lindero Canyon Road, Westlake Village, California 91362. Our telephone number at that address is (818) 338-1500 and our facsimile number is (818) 338-1551.

                                  THE OFFERING

We are registering 1,758,528,942 shares of our common stock for sale by the shareholders identified in the section of this prospectus titled "Selling Shareholders". The shares have not yet been, but that may be, issued to designated selling shareholders upon the conversion of our convertible notes, and/or the exercise of warrants.

                               RECENT DEVELOPMENTS

OUR SECURITIES PURCHASE AGREEMENT

On August 12, 2004, we entered into a Securities Purchase Agreement with several accredited institutional investors for the issuance of an aggregate of $500,000 principal amount 10% Callable Secured Convertible Notes . The 10% convertible notes are due two years from the date of issuance. The 10% convertible notes are convertible at the option of the holders into shares of our common stock. The conversion price is equal to the lesser of (i) $.0056 and (ii) the average of the lowest three (3) intra-day trading prices during the twenty (20) trading days immediately prior to the conversion date discounted by fifty percent (50%). In connection with the issuance of the 10% convertible notes, the noteholders shall receive warrants to purchase shares of our common stock. Furthermore we entered into a Registration Rights Agreement in order to register the above-referenced securities and are required to register 200% of our common shares underlying the 10% convertible notes and the warrants.

These securities purchase agreements contain covenants and representations and warranties of the investors and us that are customary in transactions of this type. In particular, we have agreed to have authorized a sufficient number of shares of our common stock to provide for the full conversion of the notes and exercise of the warrants then outstanding and to have reserved at all times for issuance at least two times the number of shares that is the actually issuable upon full conversion of the notes and full exercise of the warrants. We have also agreed to provide the investors with a monthly list to ensure we are in compliance with such reserve amount requirement. Furthermore, we have agreed not to negotiate or contract, without the prior written consent of a majority-in-interest of the investors, with any party to obtain additional equity financing that involves the issuance of common stock at a discount to the market price of the common stock on the date of issuance or the issuance of convertible securities that are convertible into an indeterminable number of shares of common stock or the issuance of warrants. Moreover, our common stock must remain listed on the OTCBB or an equivalent exchange, and must remain eligible to file a Form SB-2 or S-1 Registration Statement and we are prohibited from merging or consolidating with or into another company or transferring all or substantially all of our assets to another company.

Under the terms of the securities purchase agreements, in the event the Company breaches one or more of its covenants or representations or warranties, the Company may be obligated to pay to the investors liquidated damages equal to three percent (3%) of the outstanding notes per month, prorated for partial months, in cash or unregistered shares of common stock (issued at a price equal to the conversion price of the notes determined as of the time of payment), at the option of the investors, for such time that the breach remains uncured.

The representations and warranties and covenants set forth in Sections 3, 4, 5 and 8 of the Securities Purchase Agreement will survive all of the closings for a period of two (2) years from the date that the last investment is completed. In addition, the representations, warranties and covenants are assignable to subsequent purchasers of the convertible notes and warrants from the original buyers.

The secured convertible notes bear interest at 10% per annum and mature two years from the date of issuance. The 10% notes are convertible at any time at the option of the holder into shares of our common stock, provided at no time may a holder of our 10% notes and its affiliates own more than 4.9% of our outstanding common stock.

We are be obligated to pay a penalty of $2,000 per day to the investors if we fail to deliver the shares of our common stock issuable upon a conversion of the convertible notes within two business days following the receipt of the investors' notice of conversion.

The number of shares of common stock issuable upon conversion of the convertible notes is determined by dividing that portion of the principal of the convertible notes to be converted by the conversion price. For example, assuming conversion of $500,000 of convertible notes on August 12, 2004, a conversion price of $0.0056 per share, the number of shares issuable, ignoring the 4.9% limitation discussed above, upon conversion would be:

$500,000/ $0.0056 = 89,285,714 shares

The conversion price of the convertible notes are subject to equitable adjustments if we distribute a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the selling stockholders' ownership. Also, the convertible notes fixed conversion price gets lowered in the event we issue shares of our common stock or any rights, options, warrants to purchase shares of our common stock at a price less than the market price of our shares as quoted on the OTCBB. The fixed conversion price gets lowered upon such issuance to the amount of the consideration per share received by us.

The convertible notes are secured by a security agreement and an intellectual property security agreement under which we pledged substantially all of our assets, including our goods, fixtures, equipment, inventory, contract rights, receivables and intellectual property.

OUR COVENANTS WITH THE 10% DEBENTURE HOLDERS

We may not, without the prior written consent of our convertible notes holders, do any of the following:

o pay, declare or set apart for payment any dividend or other distribution on shares of our capital stock other than shares issued in the form of a stock dividend;

o redeem, repurchase or otherwise acquire any shares of our capital stock or any warrants, rights or options to purchase or acquire our shares of capital stock;

o incur any indebtedness, except to trade creditors or financial institutions incurred in the ordinary course of our business or to pay the convertible notes;

o sell, lease or otherwise dispose of any significant portion of our assets outside of the ordinary course of our business; and

o lend money, give credit or make advances to any person or entity except in the ordinary course of our business (to a maximum of $500,000).

DESCRIPTION OF WARRANTS

The warrants purchased by the investors pursuant to the August 12, 2004 securities purchase agreement entitle the investors to purchase 1,500,000 shares of our common stock at an exercise price equal to $0.0056 per share.

The warrants expire five years from the date of issuance. The warrants are subject to exercise price adjustments upon the occurrence of certain events including stock dividends, stock splits, mergers, reclassifications of stock or our recapitalization. The exercise price of the warrants is also subject to reduction if we issue shares of our common stock on any rights, options or warrants to purchase shares of our common stock at a price less than the market price of our shares as quoted on the OTC Bulletin Board.

                                  RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS ASSOCIATED WITH OUR BUSINESS

WE HAVE LOST OUR RIGHTS TO THE NICO PATENT AND ARE NO LONGER ABLE TO SELL NICO WATER. THE LOSS OF THESE RIGHTS HAS MATERIALLY ADVERSELY EFFECTED OUR BUSINESS, REVENUES AND RESULTS OF OPERATIONS.

NICOWater(TM) was the only product we sold. In May 2003, we received notice from Marshall Anlauf Thompson, the inventor of the process by which we made NICOWater(TM) and the assignor of the rights to the NICO Patent, that he believed that we were in breach of the agreement by which we acquired the NICO Patent. Specifically, he alleged that we failed to meet certain performance requirements included in that agreement and that he had a right to terminate the agreement and obtain a return of the NICO Patent. We commenced an arbitration proceeding, as required by the agreement, to resolve this dispute. On January 8, 2004, the arbitrators ruled against us and we lost the NICO Patent.

Because NICOWater(TM) was the only product we sold, our loss of the NICO Patent will have a material adverse effect on our business, revenues and results of operations.

WE ARE A RECENTLY FORMED BUSINESS WITH VERY LITTLE OPERATING HISTORY, THEREFORE YOU HAVE NO BASIS ON WHICH TO DETERMINE IF WE CAN BE SUCCESSFUL.

In January 2003, we merged with Moneyzone.com, Inc. in a reverse acquisition. We have a very short history of operations. At this time we have several products that are being marketed and, even if we are successful in the introduction of any of our products, we are not certain that they will generate significant revenues. During the year ended June 30, 2003 and the nine months ended March 31, 2004, we incurred net losses of $6,410,216 and $6,472,968, respectively, with revenues of only $9,042 and $191,702, respectively. Because of the loss of the NICO Patent, we no longer have a product that currently generates revenues.

Because we have a short operating history, you will have no basis upon which to accurately forecast our future operations, including sales, or to judge our ability to develop our business. If you purchase our securities, you may lose your entire investment.

BECAUSE WE HAVE EARNED VERY LITTLE IN REVENUES, THE SUCCESS OF OUR BUSINESS REQUIRES CONTINUED FUNDING. IF WE CANNOT RAISE THE MONEY WE NEED TO SUPPORT OUR OPERATIONS UNTIL WE EARN SIGNIFICANT REVENUES, WE MAY BE REQUIRED TO CURTAIL OR TO CEASE OUR OPERATIONS AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Our ability to develop our business depends upon our receipt of money to continue our operations while we introduce our products and a market for them develops. If this funding is not received as needed, it is unlikely that we could continue our business, in which case you would lose your entire investment.

In February and March 2004 we received gross proceeds of $1,000,000 in financing. Also, in November 2003 we completed an accounts receivable financing facility with AeroFund Financial ("AeroFund") that will enable us to finance approved customer invoices to a maximum of $1,500,000 at any given time. However, on February 3, 2004, we received a letter of default and demand for reimbursement in the sum of $26,870 from AeroFund, such default being caused by non-payment of invoices to certain customers against which AeroFund had advanced the $26,870 to the Company. The non-payment, in turn, was caused by the Company's loss of the NICO Patent and the inability of that product to be sold.

In March 2004, the Company made a $10,000 cash payment and recorded an accrued liability of $16,870 reflected in accounts payable and accrued expenses in our consolidated balance sheet as of March 31, 2004. In June and July 2004, the Company paid the remaining balance due to AeroFund. AeroFund assured the Company that the financing agreement would remain intact. Without the ability to sell NICOWaterTM, which was our only product, and given that we are just beginning to bring other products to market, we are dependent upon obtaining additional financing to fund our continued operations.

In May 2004, we entered into a Securities Purchase Agreement with several accredited institutional investors for the issuance of an aggregate of $1,000,000 principal amount 10% Callable Secured Convertible Notes. We received the first tranch in the gross amount of $400,000 and also received the balance in two additional tranches, the second in the gross amount of $300,000 upon the filing of a registration statement registering 172,666,667 shares and the last tranch in the gross amount of $300,000 upon the effective date of the registration statement. The 10% Convertible Notes are due two years from the date of issuance. The 10% Convertible Notes are convertible at the option of the holders into shares of our common stock. The conversion price is equal to the lesser of (i) $.08 and (ii) the average of the lowest three (3) intra-day trading prices during the twenty (20) trading days immediately prior to the conversion date discounted by forty percent (40%). In connection with the issuance of the 10% Convertible Notes, the noteholders shall receive warrants to purchase shares of our common stock.

On August 12, 2004, we entered into a Securities Purchase Agreement with several accredited institutional investors for the issuance of an aggregate of $500,000 principal amount 10% Callable Secured Convertible Notes . The 10% convertible notes are due two years from the date of issuance. The 10% convertible notes are convertible at the option of the holders into shares of our common stock. The conversion price is equal to the lesser of (i) $.0056 and (ii) the average of the lowest three (3) intra-day trading prices during the twenty (20) trading days immediately prior to the conversion date discounted by fifty percent (50%). In connection with the issuance of the 10% convertible notes, the noteholders shall receive warrants to purchase shares of our common stock. Furthermore we entered into a Registration Rights Agreement in order to register the above-referenced securities and are required to register 200% of our common shares underlying the 10% convertible notes and the warrants.

To the extent that we need more funds, we cannot assure you that additional financing will be available to us when needed, on commercially reasonable terms, or at all. If we are unable to obtain additional financing as needed, we may be required to cease our operations.

WE ARE SUBJECT TO THE RISKS AND UNCERTAINTIES INHERENT IN NEW BUSINESSES. IF WE FAIL TO ACCURATELY FORECAST OUR CAPITAL NEEDS OR IF OUR PRODUCT DOES NOT EARN SIGNIFICANT REVENUES OUR BUSINESS COULD FAIL AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

We are subject to the risks and uncertainties inherent in new businesses, including the following:

o Our projected capital needs may be inaccurate, and we may not have enough money to develop our business and bring our products to market as we planned;

o We may experience unanticipated development or marketing expenses, which may make it more difficult to develop our business and bring our products to market;

o Even if we are able to develop our products and bring them to market, we may not earn enough revenues from the sales of our products to cover the costs of operating our business.

If we are unsuccessful in our efforts to develop our business and if the product we provide does not produce revenues as we project, we are not likely to ever become profitable and we may be required to curtail some or all of our operations. If that happened you could lose your entire investment.

WE ARE DEPENDENT FOR OUR SUCCESS ON A FEW EMPLOYEES. THE LOSS OF ONE OR MORE OF THESE EMPLOYEES COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

Our future success will depend, to a significant degree, on the continued services of our Chief Executive Officer, Timothy J. Owens and our President and Acting Chief Financial Officer Steven Reder. Loss of the services of Messrs. Owens and Reder would have a material adverse effect on our business and operations.

WE CANNOT ASSURE YOU THAT WE WILL BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS. IF WE DO NOT DEVELOP AND COMMERCIALIZE OUR PRODUCTS, YOU MAY LOSE YOUR ENTIRE INVESTMENT.

Our ability to successfully commercialize any of the products we have acquired is uncertain. Although some of the products we are currently licensed to sell need no further regulatory clearance, some will require additional research, development, testing, regulatory clearance or investment prior to their commercialization. We cannot assure you that we can develop commercially successful products. If we do not develop commercially successful products, you could lose your entire investment.

WE COULD BE SUBJECT TO PRODUCT LIABILITY CLAIMS. OUR INSURANCE MAY NOT BE ADEQUATE TO PAY SUCH CLAIMS. IF WE WERE REQUIRED TO PAY A CLAIM, OUR BUSINESS AND FINANCIAL CONDITION COULD BE ADVERSELY EFFECTED AND YOUR INVESTMENT MAY DECLINE IN VALUE.

We have obtained the rights to sell specific point of care quick-test devices and quantitative testing analyzers to the retail, professional and governmental healthcare markets. These include an FDA cleared urine specimen drug screening test and a disease testing target system platform to identify Rubella, Herpes, Roravirus, Strep Group A, Infectious Mononucleosis, Myoglobin, CK-MB, Cardiac Troponin and Pregnancy. When we begin selling these products, liability might result from claims made by consumers or professionals who purchase them. Our product liability insurance policy was cancelled in January 2004 as a result of our loss of the NICO Patent and our inability to sell NICOWater. We anticipate obtaining new product liability insurance covering the sale of our new products. We can give no assurance that such insurance will be available at a reasonable cost or that any insurance policy would offer coverage sufficient to meet any liability arising as a result of a claim. The obligation to pay any product liability claim could have a material adverse effect on our business and financial condition and could cause the value of your investment to decline.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR PATENTS OR OTHER INTELLECTUAL PROPERTY OR WE COULD BECOME INVOLVED IN LITIGATION WITH OTHERS REGARDING OUR INTELLECTUAL PROPERTY. EITHER OF THESE EVENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

We rely on a combination of patent laws, nondisclosure, trade secret and other contractual and technical measures to protect our proprietary rights in our products. However, we cannot assure you that these provisions will be adequate to protect our proprietary rights. In addition, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Although we believe that our intellectual property does not infringe upon the proprietary rights of third parties, others may claim that we have infringed on their products. If we were to become involved in disputes regarding the use or ownership of intellectual property rights, we could incur substantial costs in defending or prosecuting any such action and the defense or prosecution of the action would likely result in a diversion of management resources. In addition, in order to settle such an action we could be required to acquire licenses from others or to give licenses to others on terms that are not beneficial to us. Any dispute relating to our intellectual property could have a material adverse effect on our business.

OUR PRODUCTS ARE REGULATED BY THE FDA AND, IN THE WORLDWIDE MARKET, GOVERNMENT AGENCIES LIKE THE FDA. WE MAY BE UNSUCCESSFUL IN OBTAINING REGULATORY APPROVALS FOR OUR PRODUCTS, EVEN THOUGH WE MAY INVEST A SIGNIFICANT AMOUNT OF TIME AND MONEY INTO SEEKING SUCH APPROVALS. IF OUR PRODUCTS DO NOT RECEIVE THE REGULATORY APPROVALS WE NEED TO SELL THEM, OUR REVENUES AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED AND THE VALUE OF YOUR INVESTMENT MAY DECLINE.

The manufacture, sale, promotion and marketing of some of our future products are subject to regulation by the FDA and similar government regulatory bodies in other countries.

As we develop or obtain new products, we will be required to determine what regulatory requirements, if any, are required to market and sell our products in the United States and worldwide. Although we have not yet been required to spend significant sums of money to obtain FDA or other clearances or approvals for our products, the expense relating to obtaining such approvals could grow. Furthermore, we cannot predict the time frame for any clearance or approval because all required approvals are subject to independent governmental agencies over which we have no control. Delays in obtaining government clearances or approvals of our products, or failure to obtain required government clearances or approvals, will prevent us from marketing them, which, in turn, will prevent us from recouping their acquisition costs.

We intend to work diligently to assure compliance with all applicable regulations that impact our business. We cannot assure you, however, that we will be able to obtain regulatory clearance or approval for all of our products or that, in the future, additional regulations will not be enacted which might adversely impact our operations. In either case, our revenues and operating results could be adversely affected and the value of your investment may decline.

RISKS RELATING TO OUR CURRENT FINANCING AGREEMENT

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CONVERTIBLE NOTES COULD REQUIRE US TO ISSUE A SUBSTANTIALLY GREATER NUMBER OF SHARES TO THE SELLING STOCKHOLDER, WHICH WILL CAUSE DILUTION TO OUR EXISTING STOCKHOLDERS.

Our obligation to issue shares upon conversion of our convertible securities is essentially limitless.

The following is an example of the amount of shares of the Company's common stock that are issuable, upon conversion of the Debentures, not including two years of 10% interest, based on the market prices 25%, 50% and 75% below the last closing price of $0.0053:

PRICE PER SHARE            DISCOUNT OF 50%           NUMBER OF SHARES ISSUABLE
---------------            ---------------           -------------------------
$.0040                     $.0020                    250,000,000
$.0027                     $.0014                    357,142,857
$.0013                     $.0007                    714,285,714

The issuance of shares upon conversion of the convertible notes and exercise of warrants may result in substantial dilution to the interests of other stockholders since the selling stockholder may ultimately convert and sell the full amount issuable on conversion. Although the selling stockholder may not convert its convertible note and/or exercise their warrants if such conversion or exercise would cause them to own more than 4.99% of our outstanding common stock, this restriction does not prevent the selling stockholder from converting and/or exercising some of their holdings, selling our common stock issued in such conversion and/or exercise, and then converting more of their holdings. In this way, the selling stockholder could sell more than 4.99% of our outstanding common stock while never holding more than this limit. There is no upper limit on the number of shares that may be issued which will have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

THE CONTINUOUSLY ADJUSTABLE CONVERSION PRICE FEATURE OF OUR CONVERTIBLE NOTES MAY ENCOURAGE INVESTORS TO MAKE SHORT SALES IN OUR COMMON STOCK, WHICH COULD HAVE A DEPRESSIVE EFFECT ON THE PRICE OF OUR COMMON STOCK.

The convertible notes are convertible into shares of our common stock at either a 40% or 50% discount to the trading price of the common stock prior to the conversion. The significant downward pressure on the price of the common stock as the selling stockholder converts and sells material amounts of common stock could encourage short sales by investors. This could place further downward pressure on the price of the common stock. In addition, not only the sale of shares issued upon conversion or exercise of notes, warrants and options, but also the mere perception that these sales could occur, may lower the market price of the common stock.

RISKS ASSOCIATED WITH OWNERSHIP OF OUR SECURITIES

WE HAVE NOT PAID CASH DIVIDENDS AND IT IS UNLIKELY THAT WE WILL PAY CASH DIVIDENDS IN THE FORESEEABLE FUTURE.

We plan to use all of our earnings, to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. You should not expect to receive cash dividends on our common stock.

WE HAVE THE ABILITY TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK WITHOUT ASKING FOR SHAREHOLDER APPROVAL, WHICH COULD CAUSE YOUR INVESTMENT TO BE DILUTED.

Our Certificate of Incorporation currently authorizes the Board of Directors to issue up to 300,000,000 shares of common stock. The Board of Directors may generally issue shares of common stock or warrants or options to purchase shares of common stock without further approval by our shareholders. Accordingly, any additional issuance of our common stock may have the effect of further diluting your investment. On August 12, 2004 the Company increased its authorized common stock to 5,000,000,000 shares.

WE MAY RAISE ADDITIONAL CAPITAL THROUGH A SECURITIES OFFERING THAT COULD DILUTE YOUR OWNERSHIP INTEREST.

We require substantial working capital to fund our business. If we raise additional money through the issuance of equity, equity-related or convertible debt securities, those securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock or securities convertible into common stock by our management will also have the effect of further diluting the proportionate equity interest and voting power of holders of our common stock.

OUR SECURITIES ARE THINLY TRADED, SO YOU MAY BE UNABLE TO LIQUIDATE THEM IF YOU NEED MONEY.

Our common stock trades sporadically on the Over-The-Counter Bulletin Board. In the past, there have been periods of several days or more when there were no trades of our common stock. It is not likely that an active market for our common stock will develop or be sustained in the foreseeable future. If you needed to liquidate your common stock because you needed money, it may be difficult or impossible to do so.

WE ARE SUBJECT TO THE PENNY STOCK RULES AND THESE RULES MAY ADVERSELY AFFECT TRADING IN OUR COMMON STOCK.

Our common stock is considered a "low-priced" security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer's duties in selling the stock, the customer's rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer's financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will likely be a decrease in the willingness of broker-dealers to make a market in our common stock, decreased liquidity of our common stock and increased transaction costs for sales and purchases of our common stock as compared to other securities.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholder. All of the net proceeds from the sale of our common stock will go to the selling stockholder.

                              SELLING STOCKHOLDERS

This prospectus relates to the offer and sale by the following selling stockholders of the indicated number of shares, all of which are issuable pursuant to warrants and/or convertible notes held by these selling stockholders. The number of shares set forth in the table for the selling stockholders represents an estimate of the number of shares of common stock to be offered by the selling stockholders. The actual number of shares of common stock issuable upon conversion of the notes and exercise of the related warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by us at this time including, among other factors, the future market price of the common stock. The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the notes and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933.

None of the following selling stockholders have held any position or office within our company, nor has had any other material relationship with us in the past three years, other than in connection with transactions pursuant to which the selling stockholders acquired convertible notes and warrants.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
                                               TOTAL
                         TOTAL SHARES OF     PERCENTAGE
                          COMMON STOCK       OF COMMON      SHARES OF                                                PERCENTAGE
                          ISSUABLE UPON        STOCK,     COMMON STOCK     BENEFICIAL PERCENTAGE OF    BENEFICIAL    OF COMMON
                          CONVERSION OF       ASSUMING     INCLUDED IN     OWNERSHIP   COMMON STOCK    OWNERSHIP    STOCK OWNED
                         CONVERTIBLE NOTES      FULL       PROSPECTUS     BEFORE THE   OWNED BEFORE    AFTER THE       AFTER
        NAME              AND/OR WARRANTS    CONVERSION    PROSPECTUS(1)   OFFERING      OFFERING       OFFERING(2)  OFFERING(3)
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
AJW Qualified
Partners, LLC                242,033,874(4)         76.67% 551,375,874(1)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
AJW Offshore, Ltd.           208,407,681(4)         73.89% 475,915,181(1)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
AJW Partners, LLC            101,120,429(4)         57.86% 233,432,429(1)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
New Millennium
Capital Partners II,
LLC                           20,361,853(4)         21.66%  47,290,353(1)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
Palisades Master
Fund L.P                      65,462,966(5)         47.06%  75,069,449(2)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
Crescent International       115,576,066(6)         61.08% 172,864,099(2)   3,794,830       4.9%                --            --
Ltd.
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
Alpha Capital AG              97,875,000(7)         57.06% 146,312,500(2)   3,794,830       4.9%                --            --
---------------------- -------------------- ------------- -------------- ------------ --------------- ------------ --------------
Bristol Investment            42,929,371(8)         36.82%  63,769,057(2)   3,794,830       4.9%                --            --
Fund Ltd.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares, which the selling stockholder has the right to acquire within 60 days. The actual number of shares of common stock issuable upon the conversion of the convertible notes is subject to adjustment depending on, among other factors, the future market price of the common stock, and could be materially less or more than the number estimated in the table.

(1) Includes 200% of the shares issuable upon conversion of the convertible notes and shares issuable upon exercise of warrants, based on current market prices. Because the number of shares of common stock issuable upon conversion of the convertible note is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholders have contractually agreed to restrict their ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(2) Includes 150% of the shares issuable upon conversion of the convertible notes and shares issuable upon exercise of warrants, based on current market prices. Because the number of shares of common stock issuable upon conversion of the convertible note is dependent in part upon the market price of the common stock prior to a conversion, the actual number of shares of common stock that will be issued upon conversion will fluctuate daily and cannot be determined at this time. However the selling stockholder have contractually agreed to restrict their ability to convert or exercise their warrants and receive shares of our common stock such that the number of shares of common stock held by them and their affiliates after such conversion or exercise does not exceed 4.99% of the then issued and outstanding shares of common stock.

(3) Assumes all the registered securities are sold.

(4) AJW Partners, LLC is a private investment fund that is owned by its investors and managed by SMS Group, LLC. SMS Group, LLC, of which Mr. Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Partners, LLC. New Millennium Capital Partners II, LLC is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by New Millennium Capital Partners II, LLC. AJW Offshore, Ltd., formerly known as AJW/New Millennium Offshore, Ltd., is a private investment fund that is owned by its investors and managed by First Street Manager II, LLC. First Street Manager II, LLC, of which Corey S. Ribotsky is the fund manager, has voting and investment control over the shares listed below owned by AJW Offshore, Ltd. AJW Qualified Partners, LLC, formerly known as Pegasus Capital Partners, LLC, is a private investment fund that is owned by its investors and managed by AJW Manager, LLC, of which Corey S. Ribotsky and Lloyd A. Groveman are the fund managers, have voting and investment control over the shares listed below owned by AJW Qualified Partners, LLC. We have been notified by the selling stockholders that they are not broker-dealers or affiliates of broker-dealers and that they believe they are not required to be broker-dealers.

The number of shares of common stock being registered for AJW Qualified Partners, LLC includes 660,000 shares of common stock underlying warrants.

The number of shares of common stock being registered for AJW Offshore, Ltd. includes 550,000 shares of common stock underlying warrants.

The number of shares of common stock being registered for AJW Partners, LLC includes 240,000 shares of common stock underlying warrants.

The number of shares of common stock being registered for New Millennium Capital Partners II, LLC includes 45,000 shares of common stock underlying warrants.

(5) Includes 1,250,000 shares of common stock underlying warrants.

(6) Includes 1,000,000 shares of common stock underlying warrants.

(7) Includes 1,000,000 shares of common stock underlying warrants.

(8) Includes 1,250,000 shares of common stock underlying warrants.

PLAN OF DISTRIBUTION

Each Selling Stockholder (the "Selling Stockholders") of the common stock ("Common Stock") of QT 5, Inc., a Delaware corporation (the "Company") and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the American Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     settlement of short sales;

o broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale;

o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

o     any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each Selling Stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

On August 12, 2004 our authorized capital stock was increased to 5,000,000,000 shares of Common Stock, $.001 par value.

The following is a description of the material terms of our common stock.

COMMON STOCK

The holders of the issued and outstanding shares of common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of the common stock have the right, in the event of liquidation, to receive pro rata all assets remaining after payment of debts and expenses. The common stock does not have any preemptive rights and does not have cumulative voting rights. The issued and outstanding shares of common stock are fully paid and nonassessable.

Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders have one vote for each share of common stock held by them.

TRANSFER AGENT

American Stock Transfer, Inc. has been appointed the transfer agent of our common stock and preferred stock.

                                  LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

Corbin & Company, LLP audited our financial statements at June 30, 2003 and June 30, 2002, as set forth in their report which includes an emphasis paragraph relating to our ability to continue as a going concern. We have incorporated by reference in this prospectus our financial statements in reliance on the report of Corbin & Company, LLP, given on their authority as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

SEC registration fee.....................................     $   610.00
Legal fees and expenses..................................     $25,000.00
Accountants..............................................     $ 5,000.00
Total....................................................     $30,610.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation, as amended and restated, provide to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of our Articles of Incorporation, as amended and restated, is to eliminate our rights and our shareholders (through shareholders' derivative suits on behalf of our company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

ITEM 16. EXHIBITS.

The exhibits filed as part of this Registration Statement are as follows:

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------------------------------------------------------------

5.1            Opinion of Counsel

10.1 Securities Purchase Agreement for 10% Convertible Debentures entered into by the registrant and various holders on August 12, 2004.

10.2 Registration Rights for 10% Convertible Debentures entered into by the registrant and various holders on August 12, 2004.

10.3 Warrants for 10% Convertible Debentures entered into by the registrant and various holders on August 12, 2004.

10.4 Intellectual property security agreement dated as of August 12, 2004.

10.5           Security Agreement dated as of August 12, 2004.

10.6           Callable Secured Convertible Note

10.7           Guaranty and Pledge Agreement

10.8           Warrant

23.1           Consent of Accountants

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement,

2. That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14-a or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, QT 5, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York on the 1st day of September 2004.


                                   QT 5, INC.


Name:  /s/ Timothy Owens
    ------------------------------------
    Title: Chief Executive Office

                                POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Timothy Owens his or her true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-2 has been signed below by the following persons in the capacities and on the dates indicated:





         SIGNATURE                        TITLE                    DATE
----------------------------  -----------------------------  -------------------

By: /s/ Timothy Owens         Chief Executive Officer
   -----------------------           and Director              AUGUST 16, 2004
    Timothy Owens



By: /s/ Steve Reder
   -----------------------
    Steve Reder                President, Acting CFO          AUGUST 16, 2004
                                  And Director